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                                                                    Exhibit 99.1

Appendix A

The Board of Directors proposes to the extraordinary general meeting to approve a resolution to convert the two existing Triple S Plastics, Inc. Option Plans to an Eimo option program so that the existing Triple S Plastics, Inc. Option Plans for both employees' and outside directors' will be, as to the level of financial benefits of the plans, maintained to the extent possible in connection with the proposed merger.

The Board of Directors proposes to the extraordinary general meeting to approve the granting of options to the Triple S Plastics, Inc. key personnel with the terms and conditions as follows:


TERMS AND CONDITIONS OF OPTION RIGHTS

1.  Number of Option Rights

Under this conversion program, Eimo Oyj will issue at the maximum of 460,700 option rights entitling the holders to subscribe for at the maximum of 2.073.150 Eimo Oyj Series A shares with an accounting counter value of EUR 0.25 each. One option right entitles the holder to subscribe for 4.5 shares.

2.  Option Rights

Option rights under the Triple S Plastics, Inc existing option plans (for employees' and for outside directors') have been subscribed for as listed in Appendix 1. Eimo Oyj will hold the option rights for the option holders until the share subscription period commences.

3.  Offering

The option rights under this program will be offered, in deviating shareholders' pre-emptive rights, to Triple S Plastics, Inc. key personnel, as listed in the Appendix 1. The option rights offered under this program are intended as a part of the Eimo Group incentive program for the key personnel. Further, based on a contractual obligation of Eimo Oyj, it has been agreed that Triple S Plastics, Inc. option rights will be maintained by converting the existing Triple S Plastics, Inc. Option Plans to Eimo Oyj option program. Option rights under this program will be given to the persons listed in the Appendix 1 free of charge.

4.  Granting of Option Rights

The option rights will be granted to Triple S Plastics, Inc. key personnel, as listed in the Appendix 1, only.

5.  Transferring of Option Rights and Obligation to Offer Option Rights

Option rights under this program are non-transferable by the option holders otherwise than by the laws of succession or by will. The Board of Directors or an
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Option Committee appointed by the Board of Directors can, if it wishes to do so, authorise the transfer of the options before the subscription period has commenced.

If an option holder ceases to be employed by Eimo Group for any other reason than retirement or death, such person must promptly offer Eimo Oyj the right to reacquire, free of charge, those option rights for which the option holder's individual share subscription period has not yet commenced on the last day of such persons employment. The share subscription period for each individual option holder is listed in the Appendix 1 attached hereto.

The obligation to offer Eimo Oyj the right to reacquire the option rights does not apply to the option rights granted to persons in their capacity as Triple S Plastics, Inc outside directors. The Board of Directors or an Option Committee appointed by the Board of Directors can, if it wishes to do so, grant options without Eimo Oyj reacquisition right to persons who are not Triple S Plastics, Inc. outside directors.

In case an option holder ceases to be employed by Eimo Group because of retirement or death, the detailed terms and conditions of Eimo Oyj Stock option Plan for Employees of Triple S Plastics, Inc. in Replacement of the Triple S Plastics, Inc. Employee Stock Option Plan will be applied to those option holders who are employees, and, the detailed terms and conditions of Eimo Oyj Stock Option Plan for Outside Directors of Triple S Plastics, Inc. in Replacement of the Triple S Plastics, Inc. Outside Directors Stock Option Plan will be applied to those option holders who are outside directors.


TERMS AND CONDITIONS OF SHARE SUBSCRIPTION

1.  Right to Subscribe New Shares

Each option right entitles the option holder to subscribe 4.5 Eimo Oyj Series A shares with an accounting counter value of EUR 0.25. Pursuant to the share subscriptions the number of Eimo Oyj Series A shares may increase by the maximum of 2.073.150 new Series A shares and the share capital of Eimo Oyj may increase by the maximum of EUR 518,288.

2.  Share Subscription and Payment

The share subscription period for all the option rights under this program will commence as of August 18, 2001, and end as of July 31, 2009.

Within the share subscription period each option holder will have individually agreed share subscription periods for the option rights granted commencing and ending as listed in Appendix 1.

Shares are to be subscribed at the Eimo Oyj's head office in Lahti, Finland, or at a place later indicated to the option holders by Eimo Oyj. The shares will be subscribed against option rights and must be fully paid upon subscription. Subscription of shares is to be done in writing. The Board of Directors, or an Option
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Committee appointed by the Board of Directors, is authorised to decide on practical arrangements of the subscription.

3.  Subscription Price

Subscription price for each share will be the subscription price of Triple S Plastics, Inc. share according to the terms and conditions of the original Triple s Plastics, Inc. option plans divided by 4.5. The original Triple S Plastics, Inc. subscription prices for each individual option holder and for the option rights granted are listed in the Appendix 1.

4.  Registration of Shares

Shares subscribed for and fully paid will be registered in the subscriber's book-entry account, or to an equivalent instrument.


5.  Shareholder Rights

Shares will be eligible for dividends with respect to the financial year in which the share subscription takes place assuming that the share capital increase is registered before the clearance date of the dividend payments. Other shareholder rights commence on the date on which the share subscription is entered in the Trade Register.


6.  Issue of Shares, Convertible Bonds and Option Rights before Share
    Subscription

Should Eimo Oyj, before the commencement of the share subscription period, increase its share capital through the issue of new shares, or issue new convertible loans or issue new option rights, holders of option rights issued under this program will have the same or equal right as Eimo Oyj shareholders to participate in such share capital increase on the same basis as Eimo Oyj shareholders. This right of the option holders will be executed by amending the number of shares issuable under the options granted, the share subscription prices, or both.

Should the Company, before the commencement of the share subscription period, increase the share capital through a bonus issue, the share subscription ratio will be amended so that the ratio to the share capital of shares to be subscribed for by virtue of the option rights remains unchanged. Should the new number of shares to be subscribed for by virtue of one option right be a fraction of a share, the fraction will be taken into account by lowering the share subscription price.

7.  Rights of Holders of Option Rights in Certain Circumstances

Should Eimo Oyj, before the commencement of the share subscription period, reduce its share capital, the right to the share subscription of the holders of the option rights will be correspondingly amended in the manner specified in the resolution to reduce the share capital. Should Eimo Oyj, before the commencement
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of the share subscription period, be placed into liquidation, the holders of the option rights will be given the right to subscribe for shares during a period prior to the commencement of the liquidation prescribed by the Board of Directors.

Should Eimo Oyj resolve to merge with another Company or with a Company to be formed or should Eimo Oyj resolve to be divided, the option holders will be given the right to subscribe for shares during a period prior to the merger or the division, prescribed by the Board of Directors. After that period, no rights to subscribe shares will remain.

The options are not subject to any adjustment as a result of any repurchase by Eimo Oyj of its own shares.

Should a shareholder have a right or an obligation to redeem shares of other shareholders in accordance with the Companies Act as a result of the size of its shareholding, option holders will have the equal right to sell their options to the shareholder who has the right or obligation to redeem the shares.

Should the accounting counter value of the share be changed so that the share capital remains unchanged, the terms and conditions of the options concerning the share subscription will be amended so that the aggregate counter value of shares to be subscribed for and the aggregate share subscription price will remain unchanged.

Should Eimo Oyj decide to convert Eimo Oyj from a public limited company into a private limited company, the terms and conditions of the options will not be affected.

8.  Settlement of Disputes

Disputes arising out of the option program will be settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce. The disputes will be resolved according to Finnish law.

9.  Other Matters

The Board of Directors may decide on transferring the option rights to the book-entry system at a later date, and, as a result of such decision, on technical amendments to the terms and conditions of the option program. The Board of Directors will be authorised to decide on any other issues relating to the option program. The documentation of this option program will be held at Eimo Oyj's head office in Lahti, Finland.

In addition to the terms and conditions of this option program, also the detailed terms and conditions of Eimo Oyj Stock option Plan for Employees of Triple S Plastics, Inc. in Replacement of the Triple S Plastics, Inc. Employee Stock Option Plan (Appendix 2 hereto) will be applied to those option holders who are employees, and, the detailed terms and conditions of Eimo Oyj Stock Option Plan for Outside Directors of Triple S Plastics, Inc. in Replacement of the Triple S Plastics, Inc. Outside Directors Stock Option Plan will be applied to those option holders who are outside directors (Appendix 3 hereto).